Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended January 31, 2013

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (MD&A) is dated as of March 11, 2013 and should be read in conjunction with Coastal Contacts Inc.’s (the “Company”, “our”, “we”, “us”, “Coastal” or “Coastal Contacts”) unaudited condensed consolidated interim financial statements and notes thereto for the three months ended January 31, 2013, the audited consolidated annual financial statements and accompanying notes for the year ended October 31, 2012, and the related annual MD&A.  We prepare our condensed consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and use Canadian dollars as our reporting currency.

Overview

We are a leading online direct-to-consumer retailer of contact lenses, glasses, sunglasses and vision care accessories serving over 10 major markets around the world, including Canada, the United States, Sweden, Norway and Japan.  We design, produce and retail the largest in-stock selection of contact lenses and glasses on the Internet and have served over 4.6 million vision corrected customers through our network of manufacturing and distribution facilities located in North America, Europe and Australia.  We operate two primary product segments — contact lenses and glasses.  With our global reach, we are well-positioned to capitalize on the increasing adoption and growth of online retailing for contact lenses and glasses.

We have grown our business to approximately 2.3 million orders shipped and $204.3 million in sales in the twelve months ended January 31, 2013, up from 2.2 million orders shipped and $190.3 million in sales in the twelve months ended January 31, 2012.

Our contact lens sales comprised 75% of our total sales for the quarter ended January 31, 2013 and generated predictable sales from returning customers, providing significant operating cash flows that we used to fund investments in our newer and faster growing glasses business.

Our glasses business is a revolutionary alternative to traditional optical retailers and eye care practitioners.  We have invested in state-of-the-art in-house manufacturing capabilities and believe we have one of the most technologically advanced glasses laboratories in the world.  By controlling the production process in our glasses laboratories, we are able to produce higher-quality products, innovate rapidly, maintain a favorable cost structure and ensure timely delivery to customers.  We believe our vertically integrated manufacturing model, broad selection of high-quality branded and private-label glasses, free shipping on virtually all deliveries on all returns, superior customer service, rapid fulfillment times, no-hassle 366 day return policy and low price points relative to traditional brick and mortar optical retailers, offer our customers a superior value proposition.  We believe this value proposition and our outstanding service levels contribute to our category leading Net Promoter Score (NPS).  We believe our glasses business is well positioned in the early stage category and we continue to focus on key markets to build on our market leadership positions.

Results of Operations — for the three months ended January 31, 2013 compared to the three months ended January 31, 2012

($000’s) except Orders Shipped and	Three months ended January 31,
Average Order Size	2013	2012
Total Sales	$54,898	$46,849

Gross profit	22,735	19,016
Gross profit - %	41%	41%

Loss before income taxes	(3,120)	(134)

Net loss	(3,375)	(196)

Adjusted EBITDA(1)	(1,764)	1,025

Total Orders Shipped(2)	601,167	508,175

Average Order Size(2)	$91.32	$92.19

Sales for the three months ended January 31, 2013 were $54.9 million (601,167 shipped orders) compared to $46.8 million in sales (508,175 shipped orders) during the three months ended January 31, 2012, an increase of $8.0 million or 17%. Average order size decreased to $91.32 from $92.19, for the three months ended January 31, 2013 compared to the same period in 2012.  More specifically, sales increased 18% due to an increase in shipped orders and decreased 1% as a result of foreign currency exchange rates.

Gross profit was $22.7 million or 41% of sales in the three months ended January 31, 2013 compared to $19.0 million or 41% of sales during the same period in 2012.  Gross profit as a percentage of sales decreased in our contact lens business and increased in our glasses business for the three months ended January 31, 2013 compared to the same period in 2012.  A further analysis by product segment is contained in the analysis below in their respective sections.

Fulfillment expenses were $5.3 million or approximately 10% of sales during the three months ended January 31, 2013, compared to $4.2 million or 9% of sales during the same period in 2012.  The increase in fulfillment expenses was related to higher outbound freight costs in our North American businesses as we continue to increase service levels.

(1)  Adjusted EBITDA is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-IFRS Measures and Definitions for further information and a reconciliation of net earnings to Adjusted EBITDA.

(2)  Total Orders Shipped and Average Order Size are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-IFRS Measures and Definitions for further information.

Selling and marketing expenses as a percentage of sales increased during the three months ended January 31, 2013 to approximately 27% of sales or $14.7 million compared to 22% of sales or $10.1 million during the same period in 2012.  The increase in selling and marketing expenses in the first quarter was primarily the result of the increased marketing investment in our United States glasses business which grew 95% in sales for the three months ended January 31, 2013 compared to the same period in 2012.

General and administrative expenses as a percentage of sales remained consistent during the three months ended January 31, 2013 at approximately 10% of sales or $5.4 million compared to $4.7 million during the same period in 2012.  During the quarter, we accrued $0.6 million related to management change costs in our European business.  When normalized for these one-time costs, general and administration expenses decreased to 9% of sales for the three months ended January 31, 2013.

Our income tax expense increased to $0.3 million in the first quarter of 2013 compared to a $0.1 million expense during the same period in 2012.  Certain operations generate taxable earnings and in certain jurisdictions we have incurred tax losses historically that can be applied against current and future taxable earnings to reduce our tax liability on those earnings.  We have not recognized these deferred tax assets.  Consequently, our consolidated tax expense, as a percentage of earnings before income taxes, will vary from quarter to quarter in line with the mix of net earnings within each taxable jurisdiction.

Contact Lens Business

Our contact lens sales comprised 75% of our total sales for the quarter ended January 31, 2013 compared to 78% for the same period end in 2012.

We offer substantially all of the soft contact lenses produced by the leading contact lens manufacturers, including Vistakon (a division of Johnson and Johnson Vision Care Inc.), CIBA Vision Corporation (a division of Alcon), Bausch & Lomb Inc. and Coopervision Inc.   In addition, we market and sell Splash™ contact lenses, our proprietary brand which we launched in 2011.  Our high volume contact lens business is designed to enable us to offer replacement contact lenses and related vision care products to customers at reduced prices, with quick delivery and an emphasis on strong customer service.  Our contact lens business is characterized by high re-order rates from returning customers which is driven by personalized tools and features that are designed to allow customers to satisfy their replenishment purchasing needs easily, including the ability to set up automatic re-fills of contact lenses.

($000’s) except Orders Shipped and	Three months ended January 31,
Average Order Size	2013	2012
Contact Lens Sales	$41,024	$36,588

Gross profit	16,344	15,107
Gross profit - %	40%	41%

Orders Shipped	362,130	340,117

Average Order Size	$113.28	$107.58

Our contact lens business generated $41.0 million of sales during the first quarter of fiscal 2013, an increase of $4.4 million or 12%, from $36.6 million in the same period last year.  The increase in sales was due to a 7% increase in orders shipped and a 5% increase in average order size.

All of our segmented regions experienced year over year growth in our contact lens business.  This continued growth demonstrates our ability to leverage our strong global brands and loyal customer base to grow faster than the overall global contact lens market.

Gross profit decreased from 41% of sales in the three months ended January 31, 2012 to 40% during the comparable period in 2013.  The relative decrease in gross profit as a percent of sales was attributable to some of our more competitive regions where we focused on targeted campaigns to attract new contact lens customers with discounted pricing offers.

Sales of Splash™, our proprietary brand of contact lenses, increased as a percentage of total contact lens units from 3% in the first quarter of 2012 to 5% in the comparable period in 2013 as overall contact lens sales have increased by 12% year over year.

Over 70% of our contact lens revenues and orders continue to be generated from existing customers allowing us to focus more of our marketing spending on acquiring new customers.  We continue to reinvest the majority of free cash flow generated by our contact lens business into marketing and other business initiatives aimed at acquiring new customers.

Glasses Business

Our glasses sales comprised 25% of our total sales for the quarter ended January 31, 2013 compared to 22% for the same period end in 2012.

We sell glasses, which are primarily assembled in our own laboratories, composed of frames and lenses purchased from a variety of different suppliers.  The frames we use in our glasses include both branded frames and our own private label frames such as Derek Cardigan™, Kam Dhillon™, Ltede™ and Joseph Marc™.  We have grown our glasses business rapidly since the products were first offered to our customers in 2008.  We believe that we have the product offering that will allow us to continue to rapidly grow in this segment over the next few years.  We plan to use our innovative marketing techniques to reach more new customers.  The simplicity of the process and the low price, wide selection and high quality combination that our products deliver has been well received by our customers.  Our marketing investment in our glasses business is divided between targeting existing customers and acquiring new customers.  We expect to continue the expansion of our glasses business to ultimately include most of the markets in which we operate.  Our strategy is to continue to expand our portfolio of products and brands, in particular to enhance our offering of private label products.  We believe this strategy will help us continue to increase our customer value proposition as well as improve our overall gross margins.  Our objective is to rapidly become the global leader in the online glasses market.

($000’s) except Orders Shipped,	Three months ended January 31,
Average Order Size, and Frames Shipped	2013	2012
Glasses Sales	$13,874	$10,261

Gross profit	6,391	3,909
Gross profit - %	46%	38%

Orders Shipped	239,037	168,058

Average Order Size	$58.04	$61.05

Frames Shipped	277,159	195,513

Our glasses business generated $13.9 million of sales during the first quarter of fiscal 2013, an increase of $3.6 million or 35%, from $10.3 million in the same period last year.  The increase in sales was driven by a 42% increase in orders shipped and a 5% decrease in average order size.

We shipped 277,159 pairs of glasses, an increase of 42% compared to the same period last year when we shipped 195,513 pairs of glasses, with a significant number of our glasses orders coming from promotional offers used to acquire new customers which are characterized by lower average order sizes.  As we grow the glasses business we believe that encouraging the customer adoption of our product will help grow awareness to result in organic growth.  Our in-house designer brands of glasses such as Derek Cardigan™, Kam Dhillon™, Joseph Marc™ and Ltede™ remain popular and represented 70% of the frames shipped during the quarter.  Our high-quality products and the compelling online experience we create for our customers, combined with our focus on continuous innovation, have allowed us to establish premium brands.

Gross profit increased to 46% of sales during the three months ended January 31, 2013 compared to 38% during the comparable period in 2012.  The relative increase in gross profit as a percent of sales was attributable to a higher proportion of private label frames and increased volumes in our glasses laboratories.

We continue to focus on aggressively grow our glasses business through innovative marketing campaigns and promotional strategies in large markets that demonstrate attractive long-term returns such as Canada, the United States and Sweden, and are constantly exploring opportunities in new geographies and emerging markets.  In addition, we are constantly exploring innovative offline opportunities to increase brand awareness and complement our online presence.

We continue to invest in our strategic analytics team which has allowed us to gain a better understanding of our customers which in turn has enabled us to further customize our marketing campaigns to grow our re-order business and build customer loyalty.

Regional Overview

Sales in ($000’s)	Canada	Sweden	USA	Norway	Other	Total
Three months ended January 31, 2013	$18,112	$8,989	$8,757	$4,721	$14,319	$54,898

Three months ended January 31, 2012	13,822	8,557	6,410	4,605	13,455	46,849

Year over Year Growth %	31%	5%	37%	3%	6%	17%

In Canada, we continue to execute on our strategy of acquiring new customers while focusing on generating higher average order sizes from returning customers.  Total sales in Canada increased by 31% in the first quarter of fiscal 2013 compared to the same period in 2012, with glasses and contact lens sales benefiting from our strong brand awareness, increasing approximately 36% and 28%, respectively, over the comparative period.  Over 40% of our Canadian glasses revenue in the first quarter of fiscal 2013 was from repeat customers, who are typically characterized by higher average order sizes compared to first time orders.  We are encouraged by our continued growth in Canada and remain committed to replicating the successful and profitable Canadian glasses business model in the United States market and other markets.

Sales in Sweden increased 5% in the first quarter of fiscal 2013 compared to the same period in 2012.  Our contact lens business generated modest growth despite the challenging macroeconomic environment throughout the broader European countries.  Our glasses business continues to innovate with new offerings and a hybrid retail model to generate increased brand awareness and drive adoption of our online glasses offering.  We continue to focus our efforts and resources on the Swedish market and have consciously reduced marketing expenses in the majority of European markets outside of Sweden.

We continue to grow our glasses business in the United States, one of the largest eyewear markets in the world, and to drive new customer adoption by promoting the Coastal brand and encouraging customers to try our products through introductory promotional initiatives.  Our early-stage glasses business in the United States experienced a 95% increase in sales, while sales of eyeglass units grew by 95% during the quarter ended January 31, 2013, compared to the same quarter in 2012.  Our innovative marketing strategies used to communicate with new and existing customers through social media channels has significantly increased website traffic, brand awareness and customer engagement in the United States market.  We have acquired and served over 500,000 glasses customers in the United States over the last 12 months.  Our customers are a central part of our business model and they have created a viral network of new customers which has enabled us to lower our overall customer acquisition costs.

Sales in Norway has increased 3% in the first quarter of fiscal 2013 compared to the same period in 2012.  The modest growth was achieved with strong contact lens sales from repeat customers. Glasses sales declined in Norway our focus shifted to glasses offerings in Sweden as our primary market opportunity.

Sales in our Other region increased by 6% in the first quarter of fiscal 2013 compared to the same period in 2012.  This sales growth is driven by increased brand awareness in the Asian Pacific region and our strong glasses offering.

Overall, our operations and financial performance depend on general economic conditions in the countries that we serve.  The global economy is experiencing a slow economic recovery from a deep recession and concern about that recovery could further impact consumer sentiment and consumer discretionary spending.  We closely monitor these economic measures as their trends are indicators of the health of the overall economy and are some of the key external factors that impact our business.

Liquidity and Capital Resources

At January 31, 2013 we had cash and cash equivalents of $14.6 million, as compared to cash and cash equivalents of $19.2 million at October 31, 2012.

Cash used in operations was $2.7 million during the first fiscal quarter of 2013 compared to $1.8 million during the same period in 2012.  After non-cash items, our net loss for the quarter consumed $2.3 and we used cash of $0.4 million from changes in non-cash working capital items as increases in inventory, receivables and prepaid exceeded increases in accounts payable and accrued liabilities.  We expect cash flows from changes in working capital to vary from quarter to quarter as our business changes and due to the timing of ordinary course receipts and payments.

Cash used in financing activities was $1.0 million during the first quarter of 2013 compared to cash generated of $0.4 million during the same period in 2012. During the quarter, we repaid a combined $1.1 million in principal and interest on our credit facilities, term loan and finance lease obligation and generated $0.1 million in proceeds from share options exercised.

Cash used for investing activities was $1.1 million during the first quarter of 2013 compared to $1.1 million during the same quarter in 2012.  Our capital expenditures reflect investments in glasses production equipment and tenant improvements as we continue to expand our growing glasses facilities.  We expect to continue to make capital expenditures to support our information technology infrastructure and our glasses manufacturing operations over the remainder of fiscal 2013.

We believe that existing available cash, operating loan facilities, available credit under capital lease facilities, and operational cash flow will be sufficient to support our capital expansion plans, share purchases and operations through to the end of fiscal 2013.  We are actively expanding our product offerings, assessing strategic opportunities, and considering strategic acquisitions.  We may seek additional sources of funds for accelerated growth, acquisitions of companies or assets or other activities, and there can be no assurance that such funds will be available on satisfactory terms or at all. Failure to obtain such financing could delay or prevent our planned growth, which could adversely affect our business, financial condition and results of operations.

Financial Instruments

Coastal, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: credit risk, market risk, interest rate risk and liquidity risk. The board of directors reviews with management the principal risks affecting Coastal and the systems that have been put in place to manage these risks. There have been no changes to how management analyzes the risks associated with the financial instruments since October 31, 2012.

Fair Values

Coastal’s financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, provisions, finance lease obligation and operating line of credit.  The carrying value of cash and cash equivalents, trade and other receivables, trade and other payables and provisions approximates their fair value due to the immediate or short term maturity of these financial instruments.

The finance lease obligation, term loan, and long-term debt have been recorded at amortized cost. Based on current market borrowing rates, the carrying value of Coastal’s finance lease obligation, term loan, and long-term debt approximates its fair value.

Critical Accounting Estimates

Coastal prepares its consolidated financial statements in accordance with IFRS.  The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of sales and expenses during the reporting period.  Estimates are based upon historical experience and other assumptions that are believed to be reasonable under the circumstances.  These estimates are evaluated on an on-going basis and form the basis for making decisions regarding the carrying value of assets and liabilities and the reported amount of sales and expenses.  Actual results may differ from these estimates under different assumptions.

There were no other changes in our critical accounting estimates from those disclosed in our MD&A for the fiscal year ended October 31, 2012.

Future Accounting Standards

The following standards have an effective date of January 1, 2013 with early adoption permitted under certain circumstances.  Coastal intends to adopt these standards in its financial statements for the annual period beginning on November 1, 2013 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

Consolidation Accounting

On May 12, 2011 the IASB issued IFRS 10, Consolidated Financial Statements which replaces IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation — Special Purpose Entities with a single model to be applied in the control analysis for all investees. The IASB revisited the definition of “control,” which is a criterion for consolidation accounting. The impact of applying consolidation accounting or the equity method of accounting under this new standard is not expected to result in any change to Coastal’s consolidated financial statements, but is expected to result in certain presentation related changes.

Fair Value Measurement

IFRS 13, Fair Value Measurement establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRSs require or permit fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2, Share-based Payment and leasing transactions within the scope of IAS 12, Leases, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2, Inventories or value in use under IAS 36, Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).

Financial Instruments

IFRS 9, Financial Instruments was issued in November 2009 and covers the classification and measurement of financial assets as part of its project to replace IAS 39, Financial Instruments: Recognition and Measurement. In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9.  Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entities would be required to reverse the portion of the fair value change due to own credit risk out of earnings and recognize the change in other comprehensive income.

This standard has an effective date of January 1, 2015 with early adoption permitted under certain circumstances. Coastal intends to adopt these standards in its financial statements for the annual period beginning on November 1, 2015 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

Quarterly Financial Information

(in $000’s, except per share amounts)

Quarter ended	Jan. 31, 2013	Oct. 31, 2012	Jul. 31, 2012	Apr. 30, 2012	Jan. 31, 2012	Oct. 31, 2011	Jul. 31, 2011	Apr. 30, 2011
Sales	$54,898	$50,700	$50,324	$48,212	$46,849	$48,678	$49,589	$43,835

Gross profit	22,735	23,272	21,426	20,813	19,016	19,689	21,107	19,185
Gross profit %	41%	46%	43%	43%	41%	40%	43%	44%

Net earnings (loss)	(3,375)	(2,579)	(1,861)	(242)	(196)	(1,506)	(1,485)	68

Adjusted EBITDA(1)	(1,764)	(445)	(148)	949	1,025	(141)	(375)	979

Weighted average # of shares — basic (000’s)	28,616	28,480	28,336	28,210	28,134	27,990	27,705	27,573

Weighted average # of shares — diluted (000’s)	28,616	28,480	28,336	28,210	28,134	27,990	27,705	28,632

Basic earnings (loss) per share	(0.12)	(0.09)	(0.07)	(0.01)	(0.00)	(0.05)	(0.06)	0.00

Diluted earnings (loss) per share	(0.12)	(0.09)	(0.07)	(0.01)	(0.00)	(0.05)	(0.06)	0.00

Seasonality may impact our sales distribution throughout the year.  Our sales are generally stronger during the spring, summer and fall months.  Our industry generally experiences lower sales and profits during the holiday season as customers choose to divert discretionary funds towards holiday purchases.

(1) Adjusted EBITDA is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-IFRS Measures and Definitions for further information and a reconciliation of net earnings to Adjusted EBITDA.

Common Shares

As at March 11, 2013, we had 28,670,753 common shares outstanding and we had outstanding options to purchase 2,551,417 common shares.

Related Party Transactions

Coastal does not have any loans outstanding to its Chief Executive Officer, its Chief Financial Officer, other officers or any of its directors as at the end of the first quarter of 2013.

Contingent Liability

Coastal is engaged in certain legal actions in the ordinary course of our business and believes that the ultimate outcome of these actions will not have a material adverse effect on our on-going operating results, liquidity or financial position.

Off-Balance Sheet Arrangements

Coastal does not have any off-balance sheet arrangements as defined by applicable securities rules in Canada as at January 31, 2013 that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

Critical Suppliers

We currently purchase significant amounts of inventory from a limited number of major suppliers.  We believe that alternative suppliers are available should those suppliers refuse or be unable to provide us with products.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

During the first quarter of 2013, management did not make changes to its system of internal controls that materially affect internal controls over financial reporting.

Supplemental Non-IFRS Measures and Definitions

Our reorder rate is defined as the percentage of orders in the quarter shipped to customers that we estimate have ordered from us in the past.

We report our results in accordance with IFRS, however, we present Adjusted EBITDA as we believe that our investors may use these figures to make more informed investment decisions about us.

Adjusted EBITDA is a non-IFRS measure that does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.  Adjusted EBITDA should be considered in addition to, and not as a substitute for, net earnings, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS.

Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis.  Adjusted EBITDA differs from the most comparable IFRS measure, net earnings, primarily because it does not include interest, income taxes, depreciation and amortization, share-based compensation expense, foreign exchange gain or loss and management change costs.

The following table provides a reconciliation of net income to Adjusted EBITDA:

	For the three months ended January 31,
($000’s)	2013	2012

Net loss	$(3,375)	$(196)
Depreciation and Amortization	879	656
Interest expense, net	121	121
Income tax expense	256	62
Share-based compensation	52	312
Foreign exchange loss	303	70
Adjusted EBITDA	$(1,764)	$1,025

Cautionary Note Regarding Forward-Looking Information and Statements

All statements made in this MD&A which are not current statements or historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” as defined in Section 27A of the United States Securities Act of 1933, Section 21E of the United States Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 or in releases made by the SEC, all as may be amended from time to time. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should”, “likely”, “potential”, “continue”, “project”, “forecast”, “prospects”, and similar expressions typically are used to identify forward-looking information and statements. Without limitation, such forward-looking information and statements in this MD&A include information and statements relating to: our perceptions of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which we do business; our anticipated ability to procure products and supplies, or the terms under which we may procure our products and supplies; our anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; our ability to increase production; our capital expenditure plans; our relationships with suppliers; our anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; and our perceptions regarding volatility in and impact of foreign currency exchange rates.

Forward-looking information and statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking information and statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying our expectations regarding forward-looking information and statements contained in this MD&A include, among others: that we will maintain our position in the markets we operate in and expand into other markets in a favourable manner; that we will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support our business and new product lines, including our eyeglasses business; that we will be able to generate and maintain sufficient cash flows to support our operations; that we will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions in which we operate; that we will be able to establish and/or maintain necessary relationships with suppliers; and that we will retain key personnel. The foregoing list of assumptions is not exhaustive.

Persons reading this MD&A are cautioned that forward-looking information and statements are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond our control, that could cause our actual future results or performance to be materially different from those that are disclosed in or implied by the forward-looking information or statements. These factors include, but are not limited to:

•                  changes in the market;

•                  potential downturns in economic conditions;

•                  consumer credit risk;

•                  our ability to implement our business strategies;

•                  competition from traditional and online retailers;

•                  limited suppliers;

•                  limited availability of inventory;

•                  disruption in our distribution facilities;

•                  mergers and acquisitions;

•                  foreign currency exchange rate fluctuations;

•                  regulatory requirements;

•                  demand for contact lenses, eyeglasses and related vision care products;

•                  the risk that we will not be successful in defending against litigation;

•                  dependence on the Internet; and

•                  other risks detailed in our filings with the Canadian and Swedish securities regulatory authorities.

Readers should not place undue reliance on forward-looking information and statements, which are qualified in their entirety by this cautionary note.

Forward-looking information and statements in this MD&A are made as of the date hereof and we expressly disclaim any intent or obligation to update such forward-looking information or statements, unless we specifically state otherwise or as required by applicable law.

For a complete discussion of the assumptions, risks and uncertainties related to our business, you are encouraged to review our filings with Canadian securities regulatory authorities filed on SEDAR at www.sedar.com.

Additional Information

Additional information relating to Coastal, including Coastal’s most recently filed Annual Information Form, dated December 19, 2012, can be found on SEDAR at www.sedar.com.